SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 14D-9
     SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       MCNEIL PACIFIC INVESTORS FUND 1972  MCNEIL REAL ESTATE FUND XIV, LTD.

       MCNEIL REAL ESTATE FUND V, LTD.     MCNEIL REAL ESTATE FUND XV, LTD.

       MCNEIL REAL ESTATE FUND IX, LTD.    MCNEIL REAL ESTATE FUND XX, L.P.

       MCNEIL REAL ESTATE FUND X, LTD.     MCNEIL REAL ESTATE FUND XXIV, L.P.

       MCNEIL REAL ESTATE FUND XI, LTD.    MCNEIL REAL ESTATE FUND XXV, L.P.
                             (NAME OF SUBJECT COMPANY)

                               MCNEIL PARTNERS, L.P.
                         (NAME OF PERSON FILING STATEMENT)

                             Limited Partnership Units
                           (TITLE OF CLASS OF SECURITIES)

                582566 10 5                     582568 88 7
                582568 20 0                     582568 50 7
                582568 10 1                     None
                582568 20 0                     582568 88 7
                582568 30 9                     582568 87 9
                  (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                Donald K. Reed
                             MCNEIL PARTNERS, L.P.
                       13760 Noel Road, Suite 700, LB70
                            Dallas, Texas  75240
                               (214) 448-5800
     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                Copy to:

                           Patrick J. Foye, Esq.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 Third Avenue
                          New York, New York  10022
                             (212) 735-2274


     ITEM 1.   SECURITY AND SUBJECT COMPANY

               The subject companies are McNeil Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P., each a California limited partnership (individually, a "Partnership" and collectively, the "Partnerships"). The address of the principal executive offices of each Partnership and McNeil Partners, L.P., a Delaware limited partnership and the general partner of each Partnership ("McNeil Partners"), is 13760 Noel Road, Suite 700, LB70, Dallas, Texas 75240. The title of the class of equity securities to which this statement relates is the outstanding limited partnership units (the "Units") of each Partnership.

     ITEM 2.   TENDER OFFER OF THE BIDDER

               This statement relates to the unsolicited tender offers being made by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), and Carl C. Icahn ("Mr. Icahn" and together with High River and Riverdale, the "Bidders") disclosed in ten Tender Offer Statements on Schedule 14D-1, each dated August 3, 1995, as amended (the "Schedules 14D-1"), to purchase from holders of Units ("Unitholders") up to approximately 45% of the outstanding Units of each Partnership, upon the terms and subject to the conditions set forth in the Offers to Purchase dated August 3, 1995, as amended (the "Offers to Purchase"), and the related Assignments of Partnership Interest (collectively with the Offers to Purchase, the "HR Offers"). The Partnerships did not solicit the HR Offers and did not know of the HR Offers or their terms until commencement of the HR Offers. The Schedules 14D-1 state that the business address of Mr. Icahn is c/o Icahn Associates Corp., 114 West 47th Street, 19th Floor, New York, NY 10036 and the address of the principal offices of High River and Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549.

     ITEM 3.   IDENTITY AND BACKGROUND

               (a) The name and business address of McNeil Partners, which is the person filing this statement, are set forth in Item 1 above.

               (b)(1) The sole general partner responsible for the management of each Partnership's business is McNeil Partners. McNeil Investors, Inc., a Delaware corporation ("McNeil Investors"), is the sole general partner of McNeil Partners. Robert A. McNeil ("Mr. McNeil") is the sole stockholder of McNeil Investors. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between McNeil Partners or its affiliates and the Partnerships, their executive officers, directors or affiliates. Neither the Partnerships nor McNeil Partners has any directors or executive officers.

               Through 1999, the Partnerships pay an asset or partnership management fee to McNeil Partners calculated as 1% of each Partnership's tangible asset value (the "MID") (except in respect of McNeil Pacific Investors Fund 1972 and McNeil Real Estate Fund V, Ltd., which receive 9.5% and 5%, respectively, of cash distributions from operations), however, with regard to McNeil Real Estate Fund, IX, Ltd., McNeil
     Real Estate Fund, X, Ltd., McNeil Real Estate Fund, XI, Ltd., McNeil Real Estate Fund, XIV, Ltd. and McNeil Real Estate Fund, XV, Ltd. the MID is payable only to the extent of the lesser of each Partnership's excess cash flow or 1% of tangible asset value. Tangible asset value is determined by using the greater of (i) an amount calculated by applying a capitalization rate of 9 percent to the annualized net operating income of each property or (ii) a value of $10,000 per apartment unit for residential properties and $50 per gross square foot for commercial properties to arrive at the property tangible asset value. The property tangible asset value is then added to the book value of all other assets excluding intangible items. The MID percentage decreases subsequent to 1999.

               The Partnerships pay property management fees equal to 5% of gross rental receipts of residential properties and 5% (6% in respect of McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P.) for commercial properties to McNeil Real Estate Management, Inc. ("McREMI"), an affiliate of McNeil Partners, for providing property management services. Additionally, the Partnerships reimburse McREMI for its costs, including overhead, of administering the Partnerships' affairs.

               Pursuant to the Partnerships' partnership agreements, McNeil Partners or McREMI, as applicable, is entitled to receive upon the removal of McNeil Partners as the general partner of each such partnership: (i) a terminating distribution in cash equal to the aggregate amount of the MID distributed during the 12 months preceding the effective date of such removal (except in respect of McNeil Pacific Investors Fund 1972, McNeil Real Estate
     Fund V, Ltd. and McNeil Real Estate Fund XX, L.P.) (ii) a terminating distribution equal to the aggregate amount of the property management fee for the preceding twelve months in respect of McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate
     Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., and McNeil Real
     Estate Fund XV, Ltd., (iii) within 30 days of removal as stated in a written notice of removal, any portion of the property management fee or MID which is then accrued and due, but not yet paid, and
     (iv) within 30 days of removal as stated in a written notice of removal, any unpaid loans or advances (together with accrued, but unpaid interest). As of August 18, 1995, such amounts were in aggregate approximately $12,260, $16,514, $2,137,338, $3,828,431, $4,770,988,
     $1,961,391, $968,714, $188,350, $1,001,847 and $683,188 for McNeil
     Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd.,
     McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X,
     Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund
     XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate
     Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., and McNeil Real Estate Fund XXV, L.P., respectively.

               McNeil Partners, as general partner of each Partnership, is entitled to indemnification under certain circumstances from the Partnerships.

               Certain of the directors and executive officers of McNeil Investors and McREMI have employment agreements with such entities that contain provisions granting such directors and executive officers the right to terminate their employment agreements and receive three years annual compensation upon a change of control of such entities. Although no determination can be made at this time, it is possible that a transaction of the type discussed in Item 7 might result in a change of control of McNeil Investors or McREMI. Any compensation payable to such directors or executive officers upon a change of control is not payable from funds of the Partnerships and such agreements are not obligations of the Partnerships.

               (b)(2) To the best knowledge of the Partnerships, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Bidders, their executive officers, directors or affiliates.

     ITEM 4.   THE SOLICITATION OR RECOMMENDATION

               (a) The Partnerships' management met following the announcement of the HR Offers to review and consider the HR Offers and to explore various possible alternative courses of action which might be available to the Partnerships in response to the HR Offers. At such meetings, the Partnerships' management determined that each of the HR Offers is inadequate and not in the best interests of the Partnership to which it relates or of such Partnership's Unitholders. Each Partnership recommends that Unitholders reject the HR Offer made with respect to such Partnership and not tender their Units pursuant to such HR Offer.

               (b) The Partnerships reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

               (i) No active trading market exists for the Units. Because the Units are not listed on an exchange they are essentially illiquid. The Partnerships believe that such trading prices do not reflect the values inherent in the Units. The prices per Unit offered by High River are lower than the aggregate net asset values per Unit estimated by High River.

               (ii) McNeil Partners has been engaged in discussions and negotiations with other parties which are considering joining with McNeil Partners or its affiliates in making tender offers for the Units of each Partnership at prices per Unit in excess of the respective prices offered by High River. There can be no assurance that any such offers will be commenced or, if commenced, consummated.

               (iii) The Bidders are making the HR Offers with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price.

               (iv) The HR Offers do not fully disclose Mr. Icahn's intentions to seek control of the Partnerships. Mr. Icahn commenced the HR Offers only after McNeil Partners rejected his proposal to acquire the general partner interest of McNeil Partners in the Partnerships and thereby control the Partnerships.

               (v) As stated in the Offers to Purchase, if any of the HR Offers is successful, High River may "be in a position to influence voting decisions with respect to [such] Partnership, including, without limitation, decisions concerning amendments to the Partnership Agreement and removal and replacement of [such] Partnership's general partner." In considering the possibility of High River influencing voting decisions with respect to the Partnerships and whether High River or one of its affiliates would be suitable in such a role, the Partnerships further considered the following:

                    (A) McNeil Partners and McREMI presently manage the businesses of the Partnerships. McREMI is a fully integrated real estate service organization performing property management, asset management, investor services, partnership administration and a wide range of other real estate-related services for 21 limited partnerships with more than 86,000 limited partners. McNeil Investors, with its affiliates and subsidiaries, is one of the largest managers of multifamily residential properties in the United States and a large manager of commercial properties.

                    McNeil Partners continually explores potential
               avenues to enhance the value of the Units. McNeil Partners also continually explores other transactions such as asset sales, financing of Partnership properties followed by distributions or a tender offer for Units. There can be no assurance that any such plans will be developed or that any such transactions will be successfully consummated.

                    (B) The Offers to Purchase do not adequately disclose High River's or its affiliates' experience and level of expertise in the management of partnerships similar to the Partnerships. Furthermore, High River has not provided any information regarding its plans in the event that it acquires control of the businesses of the Partnerships. As a result, the Partnerships cannot fully evaluate High River's past performance record and experience.

                    (C) The Partnerships could be liable for large accelerated mortgage payments, prepayment interest penalties, or substantial yield maintenance payments in the event that High River takes control of the Partnerships and replaces McNeil Partners. Such payments or penalties would have a negative impact on the Partnerships. Pursuant to the terms of such indebtedness, the consent of the lenders would be required in respect of any transaction in which High River removes McNeil Partners as the general partner.

               (vi) Carl C. Icahn controls High River.  The
          Partnerships considered the background of Mr. Icahn, his past investment practices, his reputation in the investment and business communities, and various lawsuits and proceedings, both private and by government agencies, involving Mr. Icahn and affiliated companies. The Partnerships have learned that the strategy Mr. Icahn has employed in the High River Offers is similar to strategies he has repeated in numerous previous unsolicited offers for corporate and partnership securities.

               (vii) The Partnerships considered the advice of counsel for the Partnerships that the HR Offers raise legal questions under federal securities and other laws. Specifically, Mr. Icahn and High River have refused to sign a certificate stating that the Offers to Purchase do not contain or reflect and are not based on any confidential proprietary information about or confidences or secrets concerning the Partnerships, McNeil Partners, Mr. McNeil or Carole J. McNeil or any of their respective assets, properties, business, tax status or attributes, past, present or future plans, proposals or thoughts. The Partnerships believe that the HR Offers contain or reflect or are based on such non-public, confidential and proprietary material information, confidences or secrets obtained by the Bidders from former counsel to the Partnerships and McNeil Partners.

               (viii) The HR Offers are conditioned upon McNeil Partners consenting in writing to the admission of High River as a substitute limited partner of each of the Partnerships; however, each of the HR Offers fails to disclose that McNeil Partners may, in its sole discretion under certain circumstances set forth in each Partnership's partnership agreement, refuse such admission. McNeil Partners has not determined whether or not to admit High River as a substitute limited partner. Any such determination will be made depending on a number of factors including the effect of such admission on the tax status of the Partnership.

               (ix) Pursuant to the Partnerships' partnership agreements, McNeil Partners is required to start liquidating the Partnerships between on or about August 8, 1998 and March 30, 1999. The Partnerships believe that, based upon current market conditions, Unitholders would receive an aggregate amount of liquidating distributions in excess of the prices offered in the HR Offers. There can be no assurance that Unitholders will receive an amount in excess of the prices offered in the HR Offers if the Partnerships were so liquidated.

     ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

               The Partnerships have retained The Herman Group, Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the HR Offers. The Partnerships will pay The Herman Group, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnerships nor any person acting on their behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the HR Offers.

     ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

               (a)  Except as described below, neither the
     Partnerships, McNeil Partners nor McNeil Investors has effected any transactions in the Units during the past 60 days. Except as described below, the Partnerships are not aware of any other transactions in the Units during the past 60 days by any of McNeil Investors's executive officers, directors, affiliates, or subsidiaries. On June 30, 1995, McNeil Partners purchased 5,000
     Units of McNeil Real Estate Fund XXV, L.P.at $.15 per Unit in a private transaction and Robert C. Irvine, an executive officer of McNeil Investors, purchased 16 Units of McNeil Real Estate Fund XX, L.P.
     at $50 per Unit from Unitholders in market transactions. On August 2, 1995, in the ordinary course of business, McNeil Partners purchased
     4.5 Units of McNeil Real Estate Fund XX, L.P. at $50 per Unit from a Unitholder pursuant to an understanding reached on June 14, 1995.

               (b) Neither the Partnerships nor, to the knowledge of the Partnerships, any of McNeil Partners' executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in the HR Offers.

     ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

               (a) Since the announcement of the HR Offers, the Partnerships have received from a number of parties inquiries regarding possible alternative transactions involving the Partnerships. In addition, since the commencement of the HR Offers, the Partnerships' management have been actively considering various possible alternatives to the HR Offers, including (i) a tender offer for or other acquisition of Units of one or more of the Partnerships or (ii) distributions in respect of the Units of one or more of the Partnerships. McNeil Partners has been engaged in discussions with other parties which are considering joining with McNeil Partners or its affiliates in making tender offers for less than all of the Units at prices per Unit in excess of the respective prices offered by High River. The Partnerships expect that such process will involve, among other things, furnishing non-public information to certain parties, entering into confidentiality agreements in connection therewith and responding to due diligence inquiries.

               (b) McNeil Partners has determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreements that may result from, any discussions or negotiations referred to above in this Item 7 might jeopardize the continuation of such discussions or negotiations and, accordingly, authorized and directed management not to make any such public disclosure unless and until an agreement in principle is reached.

               There can be no assurance that any of the foregoing will result in any transaction being recommended to the Partnerships or that any transaction that may be recommended, will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may be dependent upon the future actions of High River with respect to the HR Offers. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely effect or result in the withdrawal of the HR Offers.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Carl Icahn Claims Temporary Hardship.

               On Wednesday, August 2, 1995, the Bidders announced that they would commence the HR Offers on Thursday, August 3, 1995 and that such offers would expire on August 30, 1995. On August 3, 1995, the Bidders published a tombstone advertisement in the New York Times announcing that the HR Offers had in fact commenced on that date. As a result, the Bidders were thereby required by Rule 14d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file on such date with the Securities and Exchange Commission (the "SEC") and to hand deliver to the Partnerships their Schedules 14D-1, but failed to do so. On August 4, 1995, the Bidders claimed that they had encountered technical problems and filed with the SEC a request for a temporary hardship exemption from the filing requirements of the Exchange Act with respect to the Partnerships. On that date, the Bidders filed amendments to their Schedules 14D-1 disclosing that the HR Offers would expire on August 31, 1995.

     High River Lowers Offer Price.

               After announcing on August 2 and August 3, 1995 an offer price of $92 per Unit for 60,791 Units (approximately 45%) of McNeil Real Estate Fund X, Ltd., the Bidders filed an amendment to their offer on August 4, 1995 lowering the purchase price to $72 per Unit, a decrease of approximately 22% from their original offer. The Bidders did not provide any reason or explanation for the reduction of $20 per Unit in the offering price.

     Litigation

               On August 10, 1995, the Bidders filed an action in the United States District Court for the Southern District of New York against McNeil Partners, McNeil Investors and Mr. and Mrs. McNeil requesting, among other things, names and addresses of the Partnerships' limited partners. The District Court issued a preliminary injunction against the Partnerships requiring them to commence mailing the Bidders' tender offer materials on August 14, 1995.

               On August 18, 1995, McNeil Partners, McNeil Investors, the Partnerships, and Mr. and Mrs. McNeil filed an Answer and Counterclaim. The Counterclaim principally asserts (1) that the HR Offers have been undertaken in violation of the federal securities laws, on the basis of material, non-public, and confidential information, and (2) that the HR Offers documents omit and/or misrepresent certain material information about the HR Offers. The Counterclaim seeks a preliminary and permanent injunction against the continuation of the HR Offers and, alternatively, ordering corrective disclosure with respect to allegedly false and misleading statements contained in the tender offer documents.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               (a)(1) Form of letter from the Partnerships to limited partners, dated August 18, 1995.

               (a)(2) Form of Press Release issued by McNeil Partners on August 18, 1995.

               (c)(1)         Letter from McNeil Partners to High
                              River Limited Partnership and Carl C.
                              Icahn dated August 8, 1995.

               (c)(2) Letter from Peter Fass, Esq. to Mr. and Mrs. Robert A. McNeil dated August 9, 1995.

               (c)(3)         Letter from Mark Weitzen, Esq. to
                              Patrick J. Foye, Esq. dated August 9,
                              1995.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 18, 1995
                              MCNEIL PARTNERS, L.P.
                              General Partner of each of the Partnerships

                                 By:    McNeil Investors, Inc.
                                        General Partner

                                   By:  /s/ Donald K. Reed
                                        Donald K. Reed
                                        President

___________________________________________________________________________



                                         August 18, 1995

          To Our Partners:

          As communicated to you in our letter of August 11, 1995, High River Limited Partnership, a Delaware limited partnership controlled by Carl C. Icahn, Riverdale Investors Corp. Inc., a Delaware corporation and Carl C. Icahn, individually, have made offers to purchase up to 45% of the units of limited partnership interests ("Units") in McNeil Partnership _________ (the "Partnership") for which McNeil Partners, L.P. ("McNeil Partners") serves as the general partner (the "HR Offer"). It is important for you to know that the HR Offer was not solicited by the Partnership and that management was not aware of the terms until the offer had already commenced.

          The attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission (the "14D-9 Filing") discusses in greater detail the recommendations and responses of the Partnership with respect to the HR Offer. We believe that the 14D-9 Filing contains very important information which you should consider before you reach a decision with respect to the offer.

          Since August 3, 1995, when the offer was made public, the Partnership's management and its advisors have conducted an exhaustive review of the terms of the HR Offer and have also explored various possible alternatives which might be (or become) available to the Partnership and/or the Limited Partners. As a result of these examinations, the Partnership has reached the conclusion that THE OFFER MADE BY HIGH RIVER IS NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR THE LIMITED PARTNERS AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT THE OFFER SHOULD BE REJECTED. Some of the factors which caused the Partnership to reach these conclusions are summarized below and were considered along with other factors in reaching the recommendation, all of which are discussed in more detail in Item 4 of the 14D-9 Filing.

          The decision whether to accept the HR Offer is solely at the discretion of each investor. YOU SHOULD KNOW THAT MCNEIL PARTNERS AND OTHERS ARE CONTEMPLATING TENDER OFFERS FOR UNITS AT A HIGHER PRICE THAN THE HIGH RIVER OFFER. YOU NEED TAKE NO ACTION WHATSOEVER IF YOU DO NOT WISH TO ACCEPT THE OFFER MADE BY HIGH RIVER.

          With respect to the determination by the Partnership that the HR Offer is NOT in the best interests of the Limited Partners, the Partnership and its advisors considered, among other reasons, the following:

          (X) THE PRICE PER UNIT OFFERED BY HIGH RIVER DOES NOT ADEQUATELY REFLECT THE VALUES INHERENT IN THE UNITS. No active trading market exists for the Units. Because the Units are not traded on an exchange they are essentially illiquid. The Partnership believes that such trading prices do not reflect the values inherent in the Units. The price per Unit offered by High River is even lower than the net asset value per Unit estimated by High River.

          (X) MCNEIL PARTNERS AND OTHER PARTIES ARE CONTEMPLATING TENDER OFFERS FOR THE UNITS AT A HIGHER PRICE THAN THE HR OFFER. McNeil Partners has been engaged in discussions and negotiations with other parties which are considering joining with McNeil Partners or its affiliates in making a tender offer for the Units of the Partnership at a price per Unit in excess of the price offered by High River. There can be no assurance that any such offer will be commenced or, if commenced, consummated.

          (X) ICAHN'S INTENTIONS ARE TO TAKE CONTROL OF THE PARTNERSHIP. The HR Offer does not fully disclose Mr. Icahn's intentions to seek control of the Partnership. Mr. Icahn commenced the HR Offer only after McNeil Partners rejected his proposal to acquire the general partner interest of McNeil Partners in the Partnership and thereby control the Partnership. It is the Partnership's belief that it is now Mr. Icahn's intention to gain control of the Partnership by acquiring Units.

          (X) ICAHN'S SUITABILITY/INTENTIONS. If the HR Offer is successful, Icahn could be in a position to influence voting decisions with respect to the Partnership and thereby control Partnership operations directly by removal of the general partner, or indirectly through a controlling vote on Partnership matters, including amendments to the Partnership Agreement. The HR Offer does not disclose whether High River or one of its affiliates has expertise in the management of partnerships similar to the Partnership. Furthermore, High River has not provided any information regarding its plans in the event that it acquires control of the business of the Partnership. As a result, the Partnership cannot fully evaluate High River's past performance record, expertise or intentions.

          (X) ICAHN'S BACKGROUND AND INVESTMENT PRACTICES. The Partnerships considered the background of Mr. Icahn and his affiliated companies, his past investment practices, his reputation in the investment and business communities and various lawsuits and proceedings, both private and by government agencies. Mr. Icahn is notorious for employing a strategy in which he and/or his affiliates position themselves in a company's securities through an unsolicited tender offer such as the current HR Offer.

          (X) CONTINUED MCNEIL MANAGEMENT. McNeil Partners, the general partner of the Partnership is an affiliate of McNeil Real Estate Management, Inc. ("McREMI"), which presently manages the business of the Partnership. McREMI is a fully integrated real estate service organization performing property management, asset management, investor services, partnership administration and a wide range of other real estate-related services for 21 limited partnerships with more than 86,000 limited partners. McREMI, with its affiliates and subsidiaries, is one of the largest managers of multifamily residential properties in the United States and a large manager of commercial properties. These credentials are strong qualifications for the continued management of the Partnership's operations.

                    The decision whether to accept the HR Offer is an individual decision by each limited partner. No action taken by High River or any other investor or group of investors will affect your current ownership of Units in the Partnership, unless you elect to sell your interest in the Partnership. If you have already accepted the HR Offer and wish to change your mind and rescind your tender you may do so by written or facsimile notification to the Depositary at IBJ Schroeder Bank, P.O. Box 84, Bowling Green Station, New York, NY, 10274-0084. Attention: Reorganization Operations Department (or by facsimile at (212) 858-2611). The withdrawal notice must be signed by the person(s) who signed the Assignment of Partnership Interest in the same manner as the Assignment of Partnership Interest was signed. Tenders may be withdrawn in this manner at any time prior to the Expiration Date of the HR Offer.

                    We will stay in communication with you during this process and keep you appraised of further developments both with respect to the HR Offer and/or the possible tender offer from McNeil Partners.

                    In the meantime, the Partnership has enlisted the services of The Herman Group, Inc. as an Information Agent to respond to your questions or concerns regarding the HR Offer or the Partnership's response. A toll free number (800)658-2007 has been installed and will be answered by informed representatives Monday--Thursday 8:00 a.m.--10:00 p.m.; Friday 8:00 a.m.--6:00 p.m. and
          Saturdays from 9:00 a.m.--3:00 p.m., Central Daylight
          Time.

                                        Sincerely,

                                        MCNEIL PARTNERS, L.P.
                                        General Partner

                                        By:  MCNEIL INVESTORS, INC.
                                        Its General Partner

                                        Robert A. McNeil
                                        Chairman of the Board

                                        Carole J. McNeil
                                        Co-Chairman of the Board


_____________________________________________________________________________


          DRAFT PRESS RELEASE

          For Immediate Release              Contact:
                                             Sheri M. Herman
                                             The Herman Group
                                             (800) 658-2007

          MCNEIL PARTNERS RECOMMENDS REJECTION
          OF ICAHN TENDER OFFERS

          DALLAS, TEXAS, August 18, 1995 - McNeil Partners, L.P. today announced that it recommends that unitholders of ten McNeil Partnerships, of which McNeil Partners is the general partner, reject the unsolicited tender offers of High River Limited Partnership and Carl C. Icahn and not tender their units of limited partnership interests pursuant to the offers.

                    The Partnerships' Schedules 14D-9 filed today with the Securities and Exchange Commission concluded, among other things, that:

               No active trading market exists for the units. Because the units are not listed on an exchange they are essentially illiquid. The Partnerships believe that such trading prices do not reflect the values inherent in the units. The prices per unit offered by High River are lower than the aggregate net asset values per unit estimated by High River.

               McNeil Partners has been engaged in discussions and negotiations with other parties which are considering joining with McNeil Partners or its affiliates in making tender offers for the units of each Partnership at prices per unit in excess of the respective prices offered by High River. There can be no assurance that any such offers will be commenced or, if commenced, consummated.

                    The Partnership today commenced litigation against High River and Mr. Icahn alleging, among other things, that the offers contain or reflect or are based on confidential proprietary information about or confidences or secrets concerning the Partnerships and McNeil Partners improperly disclosed by a former attorney for the Partnerships and McNeil Partners and were made in violation of the federal securities laws.

____________________________________________________________________________

                                        August 8, 1995

          Mr. Carl C. Icahn
          High River Limited Partnership
          c/o Riverdale Investors Corp., Inc.
          100 South Bedford Road
          Mount Kisco, New York 10549

          Dear Mr.Icahn:

                    We have received your letters dated August 3, 1995 with respect to dissemination of tender offer documents for units of ten limited partnerships (the "Partnerships") controlled by McNeil Partners, L.P. (the "General Partner"). We have determined that the offers of High River Limited Partnership ("High River") reflect and are based on certain non-public, confidential and proprietary material information, confidences or secrets of the Partnerships, the General Partners and Robert A. McNeil and Carole J. McNeil (the "McNeils") obtained from an attorney who for over twenty-five years represented the Partnerships, the General Partner and the McNeils, individually. The duties owed as a result of that prior representation were shattered in a telephone conversation with our counsel in which Mr. Icahn stated that the former attorney had called Mr. Icahn to "broker a deal" relating to the Partnerships. That conversation preceded commencement of the High River offer by two days.

                    In telephone discussions with a representative of the McNeils, such former attorney has, with Mr. Icahn on the line, referred to confidential information about the McNeils' personal tax situation. Any disclosure or use of such information by the Partnership's former attorney would constitute a violation of New York State's Canons of Legal Ethics and New York law; any disclosure or use in any way of such information by High River or Mr. Icahn would be unlawful, especially in light of the fact that High River and Mr. Icahn were aware such information had been provided by a former attorney under professional, legal and contractual obligations not to disclose it.

                    Accordingly, in light of the foregoing and past disputes between such former attorney and the Partnerships, we are demanding the execution by High
          River and Mr. Icahn and return of the attached certificate prior to distributing and mailing the tender offer materials.

                                        Very truly yours,

                                        MCNEIL PARTNERS, L.P.
                                        General Partner

                                        By: MCNEIL INVESTORS, INC.,
                                              its General Partner


                                        Robert A. McNeil


                                        Carole J. McNeil



                                     CERTIFICATE

                    The undersigned, Carl C. Icahn and High River Limited Partnership, a Delaware limited partnership ("High River"), in
          connection with tender offers commenced on August        , 1995
          by High River for units of limited partnership interests of ten limited partnerships (the "Partnerships") controlled by McNeil Partners, L.P. (the "General Partner") each hereby certifies to each of the Partnerships, the General Partner, Robert A. McNeil and Carole J. McNeil that:

                    1. Mr. Icahn and High River have not engaged the former attorney (referred to in the attached letter ) of the Partnerships, the General Partner, Robert A. McNeil or Carole J. McNeil to represent either of them;

                    2. Such former attorney has not furnished, directly or indirectly, to Mr. Icahn or High River any confidential proprietary information about or confidences or secrets concerning the Partnerships, the General Partner, Robert A. McNeil or Carole J. McNeil or any of their respective assets, properties, businesses, tax status or attributes, past, present or future plans, proposals or thoughts ("Confidential Information");

                    3.   The Offers to Purchase dated August      , 1995
          prepared and reviewed by Mr. Icahn and High River do not contain or reflect and are not based on any Confidential Information); and

                    4. The plans and proposals of Mr. Icahn and High River with regard to the Partnerships are not derived from or based on disclosure or receipt of any Confidential Information.

          Dated: August      , 1995


                                        Carl C. Icahn

                                        HIGH RIVER LIMITED PARTNERSHIP

                                          By: Riverdale Investors Corp Inc.,
                                               General Partner

                                          By:

____________________________________________________________________________

                                PETER M. FASS
                             75 East 55th Street
                          New York, New York  10022

                                        August 9, 1995

          Mr. and Mrs. Robert A. McNeil
          c/o McNeil Partners
          13760 Noel Road
          Dallas, Texas  75240

          Dear Carol and Bob:

                    It has come to my attention that a letter has been sent to Carl Icahn which indicates that in the telephone conversation with Scott Wallace in which Mr. Icahn was on the line, you state that I disclosed certain non-public confidential and proprietary material information regarding your business. I am outraged by such accusations. The letter is filled with half truths and misstatements. Anything discussed in the conversation was a matter of public record.

                    In connection with a prior transaction
          involving Mr. Icahn and Insignia Financial Corporation regarding the Shelter partnerships, I received a call from the Icahn interests asking me to handle a hostile tender offer relating to the Shelter partnerships. I told Mr. Icahn that because of my relationship with Insignia Financial, I could not represent Mr. Icahn in a hostile transaction but would introduce him to Andrew Farkas with the possibility of them doing a joint friendly transaction. I made the introduction and there were several meetings but the transaction, on a friendly basis, did not occur until after Mr. Icahn commenced a hostile bid in excess of Insignia's offer.

                    Subsequently, in late July, I received a call from Carl Icahn and Martin Hirsch in which they asked me to represent the Icahn interest in connection with an offer for certain of the McNeil partnerships. I told Mr. Icahn and Mr. Hirsch that because of my prior representation of the McNeil interests, I could not do anything involving a hostile nature and only could do a transaction which is friendly and consented to by the McNeil interests. It was agreed that I would make a call to you which I subsequently made, in an attempt to do a friendly transaction. Thereafter, you called me directly to facilitate a call with Mr. Icahn.

                    In a subsequent telephone conversation with Carl Icahn and Scott Wallace, the structure for a friendly transaction was discussed. In that conversation, I discussed, in layman's terms, the tax consequences from information contained in public financial statements of various McNeil public partnerships (i.e., the fact that the general partner in many of the partnerships has a significant negative capital account). In addition, the prospectus of National Realty L.P. dated August 5, 1987, discusses the initial Southmark/McNeil transaction and the subsequent National Realty rollup wherein Robert McNeil entered into an agreement with Southmark to assist in his avoiding certain unintended adverse financial consequences arising from his participation in National Realty rollup under the terms of his prior agreement with Southmark. Moreover, your counsel, Scott Wallace, did not once in the conversation make any statement about the confidential nature of the information being discussed.

                    I have never informed the Icahn interests of any information relating to you which was not a matter of public record.

                                        Very truly yours,

                                        PETER M. FASS

          PMF/mj
          cc:  Patrick Foye, Esq.
               Carl Icahn

____________________________________________________________________________

                                        August 9, 1995

          VIA TELECOPIER

          Patrick J. Foye, Esq.
          Skadden, Arps, Slate, Meagher & Flom
          919 Third Avenue
          New York, NY  10022

                         Re:  McNeil Limited Partnerships

          Dear Mr. Foye:

                    We are in receipt of correspondence from McNeil Partners, L.P. concerning an alleged disclosure by an attorney of allegedly privileged information and the use of such information in connection with tender offers commenced by our clients.

                    With respect to the allegations, please be advised that:

                    (a)  we have been advised by the attorney
          referred to in your letter that he did not breach any privilege owed by him to any of your clients, nor did he disseminate any confidential information to the bidder or its affiliates and that he is sending to McNeil a letter to that effect;

                    (b)  the attorney has not been retained to
          represent the bidder or its affiliates with respect to any matters concerning your clients;

                    (c)  the representatives of your clients who
          participated in the telephone conversations to which you refer did not at any time in such conversations raise any question of privilege or confidentiality or object on such basis to anything being said in such conversations;

                    (d) it is quite apparent from the financials issued by several of the partnerships that the general partner has potential recapture problems in the event of a sale of the properties or a disposition of its interest; and

                    (e)  in any event, the bidder and its
          affiliates were not aware that any information received from the attorney is or was non-public, confidential, privileged or proprietary.

                    I trust that the foregoing satisfies any concerns which you have with respect to the subject matter raised in the correspondence.

                                        Very truly yours,


                                        Marc Weitzen